UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2009
Commission File Number: 001-32557
Fronteer Development Group Inc.
1650 – 1055 West Hastings Street
Vancouver, British Columbia, Canada V6E 2E9
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.    Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ___
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibit

99.1	Press Release, dated April 21, 2009: Fronteer Completes Acquisition of Aurora

99.2	Material Change Report, dated April 21, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 21, 2009	FRONTEER DEVELOPMENT GROUP INC.
	By:	/s/ Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer and Corporate Secretary